A Proposal for:

Rapid Launch Search Optimization Program

May 23, 2005

Prepared by:

Ira Ruderman

Carrera E-Commerce

130 Beekman Street, Suite 1A
New York, NY 10038
Phone (646) 827-4242; Fax (646) 619-4502

Introduction

As a prelude to the overall online marketing strategy we envision for **Partyproductionrentals.com**, we would like to openly state that our SEO strategies are predicated on purely quantifiable variables. We deploy extensive correlational keyword regression analyses to properly and effectively optimize the online marketing process for our clientele. Our basic strategy is based upon the principles of arbitrage historically deployed in the financial marketplace which allows us to exploit the inefficiencies of the online advertising marketplace.

Our statistical analysis is basically a six-step approach to quantify the processes that have to be utilized in order to achieve high ranking among the top search engines. The six steps include – meta-tag analysis, indexation analysis, keyword search term analysis, robot/ping compliance, browser compatibility check, and a complete competitive landscape analysis of the target market segment. While the efforts to complete these tasks are very complex, the logic behind it is quite straightforward. Simply put, with the rapid domination of common language queries, search engines rely almost exclusively on Boolean math algorithms as the key component to establish a company's relevance points, correlational values of the website's content, and the linkage to other sites. These core components are the determining factors in position rank, and any SEO strategy that does not deploy this type of strategy is highly likely to fail due to the fact that the placement algorithms utilized by companies such as Google, Yahoo and MSN are progressively being forced to standardize determination variables and create non-compliance legislation. This legislation is currently governing the mandatory FCC required differentiation between paid and non-paid listings. The internet has now matured to the point where it is a highly legitimate media business, not dissimilar to Radio and TV, where advertising and reach are progressively regulated and the variables that determine viability clearly established.

The affect of the conditions above creates what we feel is a great opportunity for **Partyproductionrentals.com,** particularly in light of your already significant link popularity and search engine saturation. With our leadership and some modifications to your current infrastructure, we can quickly increase **Partyproductionrentals.com** to a top listing.

About Carrera Ecommerce -

The Carrera Ecommerce team is composed of leading On-line Marketing consultants who have worked as Lead Internet Consultants with several of the largest Ecommerce players in the country, procuring over two million clients for our clientele. In additional, our marketing efforts have won us three Media Metrix Top 10 awards. Unlike many traditional advertising agencies or media placement firms, in addition to our expertise in creating extremely effective Marketing strategies our team brings in-depth technical expertise including infrastructure, database development and CRM Technologies and with over 15 years experience with leading Fortune 100 Firms.

Our clients include:

The World Wide Wrestling Federation (www.wwf.com), www.dljdirect.com, Yahoo Finance, www.speedyclick.com, www.about.com, www.tradingdirect.com, www.starrco.com, www.bestbuy.com, www.heritagebuildings.com, www.creedmoorsports.com among many others.

individuals who are performing research on all services performed by **Partyproductionrentals.com** via interactive media.

Our research shows that **Partyproductionrentals.com** has virtually no "link popularity" or "search engine saturation." However, the opportunity to rapidly improve the positioning of your website in the results of the major search engines with regard to your key product offerings is great since the category remains somewhat underdeveloped and your business is limited to a specific geographic area, with most competitors apparently relying primarily on paid click advertising in search. Through our Rapid Launch Search Optimization Marketing Campaign, we will properly restructure specific elements of your website and how it is indexed by the major search engines, enhancing the possibility that a prospective client or researcher seeking information on **Partyproductionrentals.com's** competitive services will find **Partyproductionrentals.com** in multiple formats, multiple directories and multiple locations. This Campaign will increase **Partyproductionrentals.com's** web presence in journals, bulletin boards and all other locations in which possible buy side analysis is likely to be engaged.

Once this is properly implemented, **Partyproductionrentals.com** will be properly indexed and efficiently propagated for all free search engine listings. After completing the indexing phase of the Rapid Launch Marketing Campaign, **Partyproductionrentals.com** will see an increase in their baseline free Internet traffic. Carrera recommends that in parallel to this effort **Partyproductionrentals.com** also continue to purchase as many paid listings as is financially viable to drive significantly higher volumes of traffic. If desired, Carrera will manage these online purchases at not added cost to this proposal. During this phase, we will also dynamically monitor the "search Phrase" count comparison of all relevant, related terms utilizing an algorithm whose objective is to keep current and optimized, all anticipated query demands.

The final piece of the Rapid Launch Marketing Campaign is to implement tools for correlational tracking between lead generation, keyword searches, referring URLs and CRM tracking. These tools will provide a clear picture of the ROI associated with each marketing expenditure.

The projects identified within this proposal are all targeted at addressing the following goals:

0. Proper indexing
0. Driving free search traffic based on proper indexing.
1. Creating a superset of sponsored search terms and media to purchase.
1. Implement tracking for those terms and media buys.
2. Analyze ROI for **Partyproductionrentals.com** and Optimize purchases.

This proposal details the scope, approach, timeline, deliverables, and estimated cost in order to undertake the Rapid Launch Marketing Campaign for **Partyproductionrentals.com.** The project will be billed on a monthly basis. Should the project scope change, or the project take longer than estimated, **Partyproductionrentals.com** will be notified of the changes and their approval will be obtained before any work is done that is greater than the estimate provided. Frequently our efforts will uncover other areas that **Partyproductionrentals.com** needs to address in order to ensure the success of the Rapid Launch Marketing Campaign. All media purchases, technology infrastructure work, and/or graphic design services will need to be contracted for separately from this agreement and will have additional costs associated with them. Additionally, several of the major search engines have listing fees that are necessary to be optimized properly. These will be detailed and **Partyproductionrentals.com** will pay them directly to the search engines. These will be determined and communicated for **Partyproductionrentals.com's** needs, and will fall outside the pricing in this contract.